EXHIBIT 3.5

AMENDMENT TO ERIE INDEMNITY COMPANY BYLAWS
SECTION 2.07(a) EFFECTIVE SEPTEMBER 9, 2003

     Section 2.07. Shareholder Proposals.

(a)	Shareholder Proposals Relating to Candidates for Election as Directors (Amended 9/9/03)

     (1)  Nominations of persons for election to the Board of Directors may be made at any meeting of Shareholders at which Directors are to be elected (i) by or at the direction of the Nominating Committee of the Board of Directors or (ii) by any Shareholder entitled to vote in the election of Directors, provided the Shareholder complies with the applicable notice procedures set forth in this Section 2.07(a).

     (2)  A Shareholder, whether or not entitled to vote in the election of Directors, may propose to the Nominating Committee of the Board of Directors for their consideration and review one or more persons who the Shareholder believes would be appropriate candidates for election by Shareholders as a Director at any meeting of Shareholders at which Directors are to be elected (a “Written Proposal”). Such Written Proposal shall be made by notice in writing, delivered in person or by first class United States mail postage prepaid or by reputable overnight delivery service, to the Nominating Committee of the Board of Directors to the attention of the Secretary of the corporation at the principal office of the corporation, within the time limits specified in this clause (2). The Nominating Committee shall consider any such Written Proposal received not less than 105 calendar days nor more than 135 calendar days before the first anniversary of the date on which the corporation first mailed its proxy statement to Shareholders for the Annual Meeting of Shareholders in the immediately preceding year. Notwithstanding the foregoing, in the case of (i) an Annual Meeting of Shareholders that is called for a date that is not within 30 calendar days before or after the first anniversary date of the Annual Meeting of Shareholders in the immediately preceding year or (ii) a special meeting at which Directors will be elected, any such Written Proposal by a Shareholder must be received by the Nominating Committee within 10 days after the date the corporation first shall have mailed notice to its Shareholders that a meeting of Shareholders will be held, issued a press release, filed a periodic report with the Securities and Exchange Commission (the “SEC”) or otherwise publicly disseminated notice that such annual or special meeting of Shareholders will be held. The Nominating Committee may consider any other Written Proposal by a Shareholder of a candidate for election as a Director in its discretion.

     (3)  The Nominating Committee shall be required to propose a slate of nominees for election as a Director prior to each election of Directors, whether such election occurs at an annual or special meeting. Promptly upon the Nominating Committee determining a slate of nominees for election as a Director, the corporation shall issue a press release, file a report with the SEC or otherwise publicly disseminate notice of the Nominating Committee’s nominees for election as a Director (the “Public Notice”).

     (4)  A Shareholder entitled to vote in the election of Directors may nominate one or more persons who the Shareholder believes would be appropriate candidates for election by Shareholders as a Director at any meeting of Shareholders at which Directors are to be elected (a “Director Nomination”). Such Director Nomination shall be made by notice in writing, delivered in person or by first class United States mail postage prepaid or by reputable overnight delivery service,

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to the Nominating Committee of the Board of Directors to the attention of the Secretary of the corporation at the principal office of the corporation, within the time limits specified in this clause (4). To be valid, any Director Nomination for an annual meeting must be received by the Nominating Committee, by the later of: (i) 60 days preceding the first anniversary of the date of the Annual Meeting of Shareholders in the immediately preceding year and (ii) 30 days after the Public Notice. In the case of a Special Meeting of Shareholders, any such Director Nomination by a Shareholder must be received by the Nominating Committee within 10 days after the Public Notice. If any deadline to submit nominations under this clause (4) falls on a weekend or national holiday, then the deadline shall be extended to the next business day.

     (5)  A Written Proposal or Director Nomination by a Shareholder shall set forth (A) the name and address of the Shareholder who has made the proposal, (B) the name, age, business address and, if known, residence address of each person so proposed, (C) the principal occupation or employment of each person so proposed for the past five years, (D) the number of shares of capital stock of the corporation beneficially owned within the meaning of SEC Rule 13d-3 by each person so proposed and the earliest date of acquisition of any such capital stock, (E) a description of any verbal or written arrangement or understanding between each person so proposed and the proposing Shareholder with respect to such person’s proposal, election as a Director and actions to be proposed or taken by such person if elected as a Director, (F) the written consent of each person so proposed to serve as a Director if nominated and elected as a Director and (G) such other information regarding each such person as would be required under the proxy solicitation rules of the SEC if proxies were to be solicited for the election as a Director of each person so proposed.

     (6)  If a Written Proposal or Director Nomination by a Shareholder submitted to the Nominating Committee fails, in the reasonable judgment of the Nominating Committee, to contain the information specified in clause (5) hereof or is otherwise deficient, the Chairperson of the Nominating Committee shall, as promptly as is practicable under the circumstances, provide written notice to the Shareholder of such failure or deficiency in the Written Proposal by a Shareholder and such Shareholder shall have five business days from receipt of such notice to submit a revised Written Proposal or Director Nomination that corrects such failure or deficiency in all material respects.

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